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                 MERCK-MEDCO MANAGED CARE TO ACQUIRE SYSTEMED


Montvale, NJ, April 29, 1996 - Merck-Medco Managed Care, Inc., a subsidiary of Merck & Co., Inc., announced that it has reached a definitive agreement with Systemed Inc. (NASDAQ:SYSM) to acquire Systemed in a merger for $3.00 per share in cash for a total of approximately $67 million. The agreement has been approved by the Boards of Directors of both Merck and Systemed and is expected to be completed subject to regulatory reviews and the approval of Systemed's shareholders.

     Systemed, based in Torrance, California, develops and administers pharmacy benefit programs for employers, insurers and governmental agencies throughout the United States. It operates a mail service pharmacy located in Des Moines, Iowa, and a claims processing operation in Cleveland, Ohio. In 1995, the company had sales of $152 million and net income of $4.3 million.

     "Systemed brings Merck-Medco Managed Care important new customers who now will benefit from the significant investments we've made in advanced clinical and health-management programs since our acquisition by Merck-investments which enable us to provide patients with the safest, most effective and economical pharmaceutical care," said Per G.H. Lofberg, President, Merck-Medco Managed Care.

     "We believe that combining our operations with those of Merck-Medco Managed Care is in the best long-term interests of our shareholders, customers and employees," said Mr. Sam Westover, President and Chief Executive Officer, Systemed. "Merck-Medco shares our commitment to providing patients with high-quality pharmaceutical care, while at the same time helping benefit sponsors reduce overall health-care costs."

     Systemed said a meeting will be scheduled for its shareholders to vote on the proposed acquisition. The acquisition is also subject to Hart-Scott-Rodino antitrust clearance and other customary conditions.

     Merck-Medco Managed Care, Inc., is the leading pharmacy benefit manager in the United States. It serves employers, unions, health maintenance organizations, Blue
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Cross/Blue Shield plans and insurance companies, providing pharmaceutical benefits to more than 47 million Americans.


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